Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 7,996 Filed pursuant to Rule 433 Registration Statement Nos. 333-275587; 333-275587-01 April 17, 2025

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index and the Dow Jones Industrial AverageSM due April 30, 2029

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlyings	S&P 500® Index (the “SPX Index”) and the Dow Jones Industrial AverageSM (the “INDU Index”)
Pricing date*	April 25, 2025
Original issue date*	April 30, 2025
Face amount	$1,000 per security
Fixed coupon payment

On each coupon payment date, you will receive a fixed coupon payment at a per annum rate equal to the coupon rate. Each “fixed coupon payment” will be calculated per security as follows: ($1,000 × coupon rate) / 4.

Coupon rate	At least 6.00% per annum, to be determined on the pricing date
Automatic call

If, on any calculation day (other than the final calculation day), beginning in April 2026, the closing level of each underlying is greater than or equal to its respective call threshold level, the securities will be automatically called for a cash payment per security equal to the face amount plus a final fixed coupon payment on the related call settlement date.

Calculation days

Quarterly, on the 25th of each January, April, July and October, commencing in April 2026 and ending on the final calculation day. We also refer to the April 2029 calculation day as the final calculation day.

Coupon payment dates

July 30, 2025, October 30, 2025, January 29, 2026, April 30, 2026, July 30, 2026, October 29, 2026, January 28, 2027, April 29, 2027, July 29, 2027, October 28, 2027, January 28, 2028, April 28, 2028, July 28, 2028, October 30, 2028, January 30, 2029 and the maturity date.

Call settlement date	Three business days after the applicable calculation day.
Maturity payment amount (per security)

●if the closing level of each underlying on the final calculation day is greater than or equal to its respective downside threshold level:

$1,000; or

●if the closing level of either underlying on the final calculation day is less than its respective downside threshold level:

$1,000 × performance factor of the lowest performing underlying on the final calculation day

Maturity date*	April 30, 2029
Starting level	For each underlying, its closing level on the pricing date
Lowest performing underlying	On any calculation day, the underlying with the lowest performance factor on that calculation day
Performance factor	With respect to each underlying, on any calculation day, its closing level on such calculation day divided by its starting level
Downside threshold level	75% of the starting level for each underlying
Call threshold level	105% of the starting level for each underlying
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $24.00 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $20.00 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61778JZX1
Tax considerations	See preliminary pricing supplement

*Subject to change

** In addition, selected dealers may receive a fee of up to 0.20% for marketing and other services

Hypothetical payout profile (excluding fixed coupon payments)

The lowest performing underlying
The securities
Maturity payment amount per security
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1,000
Face amount
25%
contingent
downside
protection
-25%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Percentage change from the starting level to the closing level of the lowest performing underlying on the final calculation day

If the securities are not automatically called prior to the maturity date and the closing level of either underlying on the final calculation day is less than its downside threshold level, you will lose more than 25%, and possibly all, of the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your fixed coupon payments. You will not participate in any appreciation of either underlying, but you will have full downside exposure to the lowest performing underlying on the final calculation day if the closing level of that underlying on the final calculation day is less than its downside threshold level.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $963.20, or within $45.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement and prospectus before making a decision to invest in the securities.

Preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/895421/000183988225022853/ms7996_424b2-12156.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary pricing supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of the face amount of your securities at maturity.

●Investors will not participate in any appreciation in either underlying.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlyings.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlyings

●You are exposed to the price risk of each underlying.

●Because the securities are linked to the performance of the lowest performing underlying, you are exposed to greater risks of sustaining a significant loss on your investment than if the securities were linked to just one underlying.

●Adjustments to the underlyings could adversely affect the value of the securities.

●Historical levels of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the securities.

For more information about the underlyings, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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